                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                            (Amendment Number 1)

                  Under the Securities Exchange Act of 1934


                        TRANSKARYOTIC THERAPIES, INC.
                        -----------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                   --------------------------------------
                       (Title of Class of Securities)

                                 893735-10-0
                                 -----------
                               (CUSIP Number)

                             DR. ANDREAS BREMER
                   GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                             011-41-41-724-5959
                             ------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copy to:

                           Daniel L. Goelzer, Esq.
                              Baker & McKenzie
                        815 Connecticut Avenue, N.W.
                           Washington, D.C. 20006

                              DECEMBER 16, 1997
                              -----------------
                        (Date of Event which Requires
                          Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 053762-10-0

----------------------------------------------------------------------------
(1)      Name of Reporting Persons

         Biotech Target S.A.

         S.S. or I.R.S. Identification No. of Above Persons

         Not applicable : Foreign Corporation
----------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member              (a) [ ]
         of a Group*                                        (b) [x]
----------------------------------------------------------------------------

(3)      SEC Use Only

----------------------------------------------------------------------------
(4)      Source of Funds*

         AF
----------------------------------------------------------------------------
(5)      Check box if disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                  [ ]
----------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Panama
----------------------------------------------------------------------------
Number of Shares                 (7)     Sole Voting Power
Beneficially Owned                       0 by Biotech Target S.A.
by Each Reporting
Person With                      -------------------------------------------
                                 (8)     Shared Voting Power
                                         2,399,500 by Biotech Target, S.A.
                                         (See Item 5)

                                 -------------------------------------------
                                 (9)     Sole Dispositive Power
                                         0 by Biotech Target S.A.

                                 -------------------------------------------
                                 (10)    Shared Dispositive Power
                                         2,399,500 by Biotech Target,
                                         S.A.(See Item 5)
----------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         2,399,500 shares of common stock, par value of $.01 per share
         (See Item 5)
----------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares*                                   [ ]

----------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (9)

         13.0%
----------------------------------------------------------------------------
(14)     Type of Reporting Person*

         CO

CUSIP No. 053762-10-0
----------------------------------------------------------------------------
(1)      Name of Reporting Persons

         BB Biotech AG

         S.S. or I.R.S. Identification No. of Above Persons

         Not applicable: Foreign Corporation

----------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member              (a) [ ]
         of a Group*                                        (b) [x]
----------------------------------------------------------------------------
(3)      SEC Use Only

----------------------------------------------------------------------------
(4)      Source of Funds*

         AF
----------------------------------------------------------------------------
(5)      Check box if disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                  [ ]

----------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Switzerland
----------------------------------------------------------------------------
Number of Shares                  (7)      Sole Voting Power
Beneficially Owned                         0 by BB Biotech AG
by Each Reporting
Person With                       ------------------------------------------
                                  (8)      Shared Voting Power
                                           2,399,500 by BB Biotech AG
                                           (See Item 5)

                                  ------------------------------------------
                                  (9)      Sole Dispositive Power
                                           0 by BB Biotech AG

                                  ------------------------------------------
                                  (10)     Shared Dispositive Power
                                           2,399,500 by BB Biotech AG
                                           (See Item 5)

----------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         2,399,500 shares of common stock, par value of $.01 per share
         (See Item 5)
----------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (9)

         Excludes Certain Shares*                           [ ]
----------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (9)

         13.0%
----------------------------------------------------------------------------
(14)     Type of Reporting Person*

         HC, CO

                        SCHEDULE 13D AMENDMENT NUMBER 1

                               EXPLANATORY NOTE

        On October 16, 1997, BB Biotech AG ("BB Biotech"), a Swiss corporation, and Biotech Target S.A., a Panamanian corporation ("Biotech Target") filed a
Schedule 13D with the Securities and Exchange Commission to disclose BB Biotech's and Biotech Target's beneficial ownership of 13.0 percent of the outstanding shares of common stock, $.01 par value per share (the "Common Stock") of Transkaryotic Therapies, Inc., a Delaware corporation ("TKT"). This Amendment Number 1 on Schedule 13D relates to the acquisition of an additional 217,500 shares of Common Stock, for an aggregate consideration of $8,192,725.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Biotech Target purchased 217,500 shares of Common Stock for an aggregate consideration of $8,192,725. Biotech Target used capital to purchase the shares of TKT Common Stock, which, in turn, was working capital supplied by BB Biotech. BB Biotech is publicly traded on the Zurich Stock Exchange, and its shareholders are both private and institutional investors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) BB Biotech may be deemed to be the indirect beneficial owner of the 2,399,500 shares of Common Stock held directly by Biotech Target as of December 31, 1997, which represents approximately 13.0% of TKT's outstanding shares of Common Stock. None of the shares of TKT Common Stock held by Biotech Target are directly owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of TKT Common Stock.

         (b) The number of shares of TKT Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to beneficially own the shares of TKT Common Stock within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 2,399,500 shares of TKT Common Stock held by Biotech Target.

         (c) Biotech target has engaged in the following transactions during the past sixty days:

           ACTION                      DATE                  NUMBER OF SHARES           PRICE PER SHARE
           Bought                     12/4/97                     5,000                      $21.46

           Bought                     12/8/97                     50,000                     $38.69

           Bought                    12/10/97                     25,000                     $38.75

           Bought                    12/11/97                    100,000                     $38.63

           Bought                    12/16/97                     15,500                     $36.00

           Bought                    12/18/97                     22,500                     $34.63

Each of the listed transactions, unless otherwise noted, was completed on the open market. As of December 31, 1997, BB Biotech and Biotech Target beneficially own a total of 2,399,500 shares of the Common Stock, which represent approximately 13% of the outstanding shares of Common Stock.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           BB BIOTECH AG

Date: December 31, 1997                    By: /s/ Hans-Joerg Graf
                                              -------------------------
                                           Name: Hans-Joerg Graf

Date: December 31, 1997                    By: /s/ Dr. Victor Bischoff
                                              -------------------------
                                           Name: Dr. Victor Bischoff

                                           BIOTECH TARGET, S.A.



Date: December 31, 1997                    By: /s/ Dr. Andreas Bremer
                                              -------------------------
                                           Name: Dr. Andreas Bremer

Date: December 31, 1997                    By: /s/ Dr. Anders Hove
                                              ------------------------
                                           Name: Dr. Anders Hove